Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BY-LAWS

OF

CALGON CARBON CORPORATION

(A Delaware corporation)

The By-laws are hereby amended to add a new Article X, as set forth below:

“ARTICLE X

MISCELLANEOUS

Section 10.01 Forum for Certain Actions. Unless a majority of the Board of Directors, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for, and shall have exclusive jurisdiction with regard to, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its current or former directors, officers or other employees arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Corporation or these By-laws or (iv) any action asserting a claim against the Corporation or any of its current or former directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over all indispensible parties named as defendants. If any action the subject matter of which is within the scope of this Section 10.01 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have notice of this Section 10.01 and to have consented to (i) the exclusive personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 10.01 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Failure to enforce the provisions of this Section 10.01 would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the provisions of this Section 10.01.”

Except as specifically amended herein, all other terms and conditions of the By-laws shall remain the same and in full force and effect.